                                                                      EXHIBIT 12


                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)
                             (Dollars in thousands)



                                                                                                                        Three Months
                                                                   Years Ended October 31,                                 Ended
                                             -------------------------------------------------------------------        January 31,
                                                1997           1998           1999           2000        2001               2002
                                             -----------    -----------    -----------    ---------   ----------        ------------

Earnings from operations
  before income taxes(1) .................   $ 106,477(2)   $  64,964(3)   $ 142,551(4)   $ 105,187   $(187,181)(5)(6)   $  20,440

Fixed charges:
     Interest charges ....................      38,031         44,107         55,543         62,748      64,235             17,135
     Interest portion of lease expense ...       2,181          2,814          2,859          3,379       2,882                619
                                             ---------      ---------      ---------      ---------   ---------          ---------

Total fixed charges ......................      40,212         46,921         58,402         66,127      67,117             17,754


Earnings from operations before
  income taxes and fixed charges, less
  capitalized interest ...................   $ 146,689(2)   $ 111,599(3)   $ 200,118(4)   $ 169,960   $(120,727)(5)(6)   $  38,029
                                             ---------      ---------      ---------      ---------   ---------          ---------

Ratio of earnings to fixed charges .......        3.65(2)        2.38(3)        3.43(4)        2.57          --(5)(6)         2.14
                                             ---------      ---------      ---------      ---------   ---------          ---------

(1) Excludes capitalized interest expense of $0, $286, $835, $1,354, $663 and $165 for 1997, 1998, 1999, 2000, 2001 and the three months ended January 31, 2002.


(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of a $2,230 income tax benefit).

(3) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

(4) Excludes cumulative effect of change in accounting principle of $50,101 (net of a $28,798 income tax benefit).

(5) Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(6) Includes a nonrecurring, noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the early extinguishment of debt and the cumulative effect of the change in accounting principles, the Company's ratio of earnings to fixed charges would have been 2.21.

----------

During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.


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